

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Richard Rose
Vice President, Chief Legal Officer and Secretary
Coronado Global Resources Inc.
Level 33, Central Plaza One, 345 Queen Street
Brisbane, Queensland, Australia 4000

> **Re: Coronado Global Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed July 7, 2020**
> **File No. 333-239730**

Dear Mr. Rose:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 7, 2020

Cover Page

1. Please disclose the method by which the price for the primary offering and secondary offering will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. In addition, please disclose that share prices on the Australian Securities Exchange may not be indicative of the market price on a U.S. national securities exchange.

General

2. Please provide your analysis as to your eligibility to use Form S-3 for the primary and secondary offerings under General Instruction I.B of Form S-3. For example, if you intend to rely on General Instructions I.B.1 and I.B.3, please provide your analysis as to how you meet the requirements of such instructions.

3.   Please provide us with a detailed analysis as to why the proposed resale offering is not a primary offering on your behalf. In that regard, we note the size of the proposed resale offering relative to the number of shares presently outstanding, as well as the selling shareholder's relationships with the registrant. We also note that no public market currently exists for the shares of common stock in the United States. We may have further comment after reviewing your response. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Thomas